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Re:	Digital Realty Trust, L.P.

Form 10 Filed June 25, 2010

File No. 000-54005

Dear Ms. Gowetski:

On behalf of Digital Realty Trust, L.P. (the “Operating Partnership”), filed herewith is Amendment No. 1 (the “Amendment”) to the Operating Partnership’s Form 10 (the “Form 10”), as filed with the Securities and Exchange Commission on August 4, 2010. The Operating Partnership has amended the Form 10 in response to comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission, dated July 23, 2010 (the “Comment Letter”). The responses in this letter are based on representations made by the Operating Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Operating Partnership’s responses thereto.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

August 4, 2010

Response: The Operating Partnership acknowledges the Staff’s comment and confirms that the Operating Partnership will withdraw the Form 10 if the review process has not been completed prior to the Form 10 becoming effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, and in that event will refile the Form 10 in connection with responding to any remaining issues or comments.

Item 1. Business

Our Competitive Strengths, page 2

2.	We note your disclosure on page 3 that you consider a diverse tenant base across a variety of industry sectors and that no single tenant accounted for more than 10% of your average annualized rent to be among your competitive strengths. Please revise to balance this disclosure with your disclosure on page 8 that your two largest tenants account for approximately 14% of the total annualized rent generated by your properties.

Response: The Operating Partnership has revised the referenced disclosure to disclose that its largest tenant accounted for approximately 9.4% of the aggregate annualized rent of the Operating Partnership’s portfolio as of March 31, 2010 and that no other tenant accounted for more than approximately 5% of the aggregate annualized rent of the Operating Partnership’s portfolio.

Environmental Matters, page 5

3.	We note your disclosure on page 5 that some of your tenants handle hazardous substances and wastes on your properties as part of their routine operations. Please revise your disclosure to briefly describe these hazardous substances and wastes.

Response: The Operating Partnership has revised the referenced disclosure to briefly summarize the types of hazardous substances and wastes handled by some of the Operating Partnership’s tenants.

Item 1A. Risk Factors

4.	Each risk factor should present only one discreet risk. We note the bulleted lists associated with the following risk factors:

•	“Our growth depends on external sources of capital which are outside of our control,” page 6;

•	“Payments on our debt reduce cash available for distribution and may expose us...,” page 11;

•	“We may be unable to identify and complete acquisitions and successfully operate acquired properties,” page 12;

•	“Acquisition, development, redevelopment, operation, and ownership of foreign properties...,” page 15;

•	Our performance and value are subject to risks associated with real estate assets...,” page 16; and,

August 4, 2010

•	Illiquidity of real estate investments could significantly impede our ability to respond...,” page 16;

It appears that these bulleted lists are presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly.

Response: The Operating Partnership has reviewed the referenced risk factors and has added new risk factors or revised existing risk factors with respect to items on the bulleted lists that the Operating Partnership considered significant enough to warrant separate risk factors. Because a number of the risks facing the Operating Partnership are interrelated, the Operating Partnership did not delete from the bulleted lists references to risks that are also more fully described in separate risk factors.

Our growth depends on successful development of our existing space...,” page 9

5.	We note that this risk factor discusses risks associated with the development of your properties and the risks associated with leasing your properties. As such, it appears to be a discussion of two different material risks. Please revise to separate this risk factor into two different risk factors.

Response: The Operating Partnership has revised the referenced risk factor to separate it into separate risk factors related to the development and leasing of the Operating Partnership’s properties.

6.	We note that you have included bullet point on page 10 for “other property development uncertainties.” Please note that the risk factors section should include a discussion of all material factors that make an investment in your securities speculative or risky. Please revise your risk factor to include a discussion of all material property development uncertainties.

Response: The Operating Partnership has removed the bullet referencing other property development uncertainties from the referenced risk factor.

“We may incur significant costs complying with other regulations,” page 18

7.	As written, this risk factor is overly broad. Please revise to include a discussion of the various federal, state and local regulations which make an investment in your securities speculative or risky. If there is no material risk associated with these regulations, please remove the risk factor.

Response: The Operating Partnership has removed the referenced risk factor.

August 4, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Asset Impairment Evaluation, page 29

8.	You disclose that you review the carrying value of your properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. You also disclose that no impairment losses have been recognized to date. We note based on your disclosures on pages 47 through 50 that some of your individual properties have low occupancy percentages. Please tell us if you consider a drop to a certain occupancy percentage to be a triggering event for impairment testing and tell us which properties were tested for impairment, if any. If your properties with low occupancy percentages were not tested, please tell us your basis for not considering them for impairment analysis. Furthermore, for those tested, tell us the significant assumptions used in and the results of your testing. For reference, see ASC FASB 360-10-35.

Response: The Operating Partnership does not consider a drop to a certain occupancy percentage to be a triggering event for impairment testing. Rather, the Operating Partnership reviews the historical occupancy percentage of each property to identify adverse trends in occupancy that indicate the properties should potentially be tested for recoverability. To the extent that the property has a low occupancy percentage, the Operating Partnership considers the nature and cause for the low occupancy percentage including the following factors: (1) the amount of time that recently completed redevelopment space or recently vacated space has been in lease-up, (2) recent leasing history and leasing strategy in primary and non-primary markets and its impact on the expected lease-up, and (3) the original occupancy assumptions used at the time of underwriting the acquisition or development. Following a review of the properties with low occupancy rates, the Operating Partnership did not identify any adverse trends that were indicative that the carrying value of any of its properties may not be recoverable (triggering event). The Operating Partnership confirms that, following the three-step guidelines in ASC FASB 360-10-35, if in connection with its review the Operating Partnership identified an event or change in circumstances that indicated that the carrying value of a property may not be recoverable, the Operating Partnership would then measure anticipated future cash flows on an undiscounted basis to determine if the property’s carrying value will be recovered. If the Operating Partnership determines that the carrying value of a property is not recoverable, the Operating Partnership would recognize an impairment loss based on the excess of the carrying amount of the property over its fair value.

Results of Operations, page 30

9.	We note your disclosure on page 31 and elsewhere that you have excluded your property at 701 and 717 Leonard Street from the discussion of your properties. Please briefly disclose your reasons for excluding this property.

August 4, 2010

Response: The Operating Partnership has revised the referenced disclosure and elsewhere in the Form 10 to disclose that 701 and 717 Leonard Street is excluded from the property count because it is a parking garage adjacent to the Operating Partnership’s internet gateway datacenter property located at 2323 Bryan Street in Dallas, Texas, and is therefore not considered a separate property.

Future Uses of Cash, page 40

10.	We note that in your condensed consolidated financial statements for the period ended March 31, 2010, you have discussed subsequent capital transactions and an expected acquisition which will significantly impact your financial condition. Please amend your discussion of liquidity and capital resources to reflect those events and commitments which are reasonably likely to have a material impact on the liquidity and capital resources of your company. Reference is made to SEC Release No. 33-8350.

Response: The Operating Partnership has revised the discussion of liquidity and capital resources in the Form 10 to reflect the events that occurred subsequent to March 31, 2010 that had a material impact on the liquidity and capital resources of the Operating Partnership.

Outstanding Consolidated Indebtedness, page 43

11.	Please revise to clarify whether your mortgage loans constitute recourse or non-recourse debt.

Response: The Operating Partnership has revised the referenced disclosure to clarify that its mortgage loans are generally non-recourse to the Operating Partnership, subject to carveouts for specified prohibited actions by the Operating Partnership or specified undisclosed environmental liabilities, and that as of March 31, 2010, the Operating Partnership or its subsidiaries had provided limited recourse guarantees with respect to approximately $157.6 million principal amount of the outstanding mortgage indebtedness, and partial letter of credit support with respect to approximately an additional $45.3 million of the outstanding mortgage indebtedness.

Cash Flows, page 44

12.	We note that your net cash provided by operating activities for the three months ended March 31, 2010 was $57,200,000 while your distributions for the same period totaled $87,248,000. For this period, please disclose the specific sources of cash used to make distribution payments and the amount from each source including cash from operations.

Response: The Operating Partnership revised the referenced discussion of cash flows to disclose that the Operating Partnership utilized borrowings under its revolving credit facility to temporarily finance distributions in excess of net cash provided by operating activities and that the Operating Partnership anticipates that it will generate sufficient cash flows from operating activities to fund distributions on an annual basis.

August 4, 2010

Item 6. Executive Compensation

Description of Individual Elements of Compensation, page 59

13.	We note that you issue incentive compensation in the form of both cash awards and equity awards. Please expand your discussion to describe how you chose the appropriate mix of compensation forms for each named executive officer. See Item 402(b)(2)(ii) of Regulation S-K.

Response: The Operating Partnership revised the referenced disclosure to describe that the Compensation Committee allocates annual incentive compensation between the cash components and equity compensation based on a review of the practices of the Operating Partnership’s and Digital Realty Trust, Inc’s (the “General Partner,” and together with the Operating Partnership, the “Company”) peer group and competitive market data, while considering the balance among providing short-term incentives and long-term incentives to align the interests of management with the General Partner’s stockholders, and that the Compensation Committee did not utilize a formulaic approach in allocating the cash and equity-based portions of incentive compensation.

14.	We note that your target and maximum bonus amounts as a percentage of base salary was different for each of your named executive officers. Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual officers. Please explain the reasons for the different target and maximum bonus payout percentages among your named executive officers. We refer you to Item 402(b)(2)(vii) of Regulation S-K and Securities Act Release 33- 8732A, Section II.B.1.

Response: The Operating Partnership revised the referenced disclosure to indicate that the target and maximum bonus payout percentages for each of the named executive officers, and the differences in such percentages among the named executive officers, were determined by reference to competitive market data and practices, as well as consideration of each named executive officer’s role, performance and responsibilities at the Company, and that these amounts contemplate the target and maximum percentages set forth in each named executive officer’s employment agreement, and were the subject of arms-length negotiation between the company and the named executive officer at the time that the agreements were entered into.

Equity Incentive Compensation, page 60

15.	You state on pages 60 and 62 that the compensation committee may adjust FFO to exclude profits, losses or expenses which the compensation committee determines to be non-recurring to give a more accurate picture of your general partner’s annual performance. Please revise your disclosure to briefly describe how FFO was adjusted by the compensation committee.

Response: The Operating Partnership revised the referenced disclosure to indicate that 2009 FFO was, in fact, not adjusted by the Compensation Committee for the purposes of determining bonuses or long-term incentive unit awards.

August 4, 2010

Certain Relationships and Related Party Transactions, and Director Independence, page 78

16.	Please describe your policies and procedures for review, approval or ratification of transactions with related persons as required by Item 404(b) of Regulation S-K.

Response: The Operating Partnership has revised the referenced disclosure to describe the Company’s policies and procedures for review, approval and ratification of transactions with related persons.

Item 13. Financial Statements and Supplementary Data

Financial Statements Under Rule 3-14 of Regulation S-X (Rockwood Capital/365 Main Portfolio)

Notes to the Combined Statements of Revenue and Certain Expenses

Note 1 – Basis of Presentation, page 169

17.	You disclose that you have excluded certain items which may not be comparable to the proposed future operations of your company from the combined statements of revenue and certain expenses of Rockwood Predecessor Data Centers. Please specifically tell us your basis for excluding bad debt expense from the statements; quantify the amount excluded and tell us what the bad debt expense relates to. Discuss why you believe that this is not a direct operating expense of the properties.

Response: The bad debt expense amounts for the year ended December 31, 2009 and for the three months ended March 31, 2010 were approximately $1.0 million and $0.6 million, respectively, and related to the same tenant. The bad debt expense amount for the year ended December 31, 2009 was recorded to fully reserve for a note receivable. The note receivable was entered into in December 2008 with the tenant to collect past-due rent and reimbursement receivables. Under the note receivable, the tenant was obligated to make monthly payments through June 2010, however, the tenant stopped making payments during 2009. The unpaid portion of the note receivable, which was approximately $1.0 million, was fully reserved for the year ended December 31, 2009. The bad debt expense amount for the three months ended March 31, 2010 was recorded to recognize bad debt expense for 2010 rent and reimbursement revenues of approximately $0.3 million and the write-off of deferred rents of approximately $0.3 million, in each case deemed uncollectible by Rockwood Predecessor Data Centers at the end of the reporting period. Rockwood Predecessor Data Centers terminated the lease with the tenant during the three months ended June 30, 2010, prior to the Operating Partnership’s acquisition of the Rockwood Capital/365 Main Portfolio. The Operating Partnership deemed this bad debt expense to be an item not comparable to the future operations of the Rockwood/365 Main Portfolio, and excluded the bad debt expense from the Combined Statements of Revenues and Certain Expenses.

August 4, 2010

Exhibits

18.	We note that exhibits 10.2, 10.3, 10.5, 10.7, 10.9, and 10.15 which you filed in accordance with Item 601(b)(10) of Regulation S-K do not include the exhibits or schedules that are referenced in the agreement. Item 601(b)(10) requires you to file all material contracts in their entirety. For each of these exhibits, please file the material contracts in their entirety or explain why the agreement itself is no longer material to investors.

Response: The Operating Partnership acknowledges the Staff’s comment. The Operating Partnership has refiled former exhibit 10.15 (Exhibit 10.7 in the Amendment) with the Amendment in order to include all exhibits and schedules referenced in the agreement. The Operating Partnership has removed exhibits 10.3 through 10.10 from the exhibit index in the Amendment because, based on the principal balances of these loans compared to each of the total assets and total liabilities of the Operating Partnership as of March 31, 2010, the nature of the Operating Partnership’s business and financing strategy, and the amount and nature of the Operating Partnership’s other outstanding indebtedness, the Operating Partnership has determined that these loan agreements and related notes are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K. The Operating Partnership intends to refile Exhibit 10.2 (the Revolving Credit Agreement) in a pre-effective amendment to the Registration Statement in order to include all exhibits and schedules referenced in the agreement. The Operating Partnership is reviewing the schedules to the Revolving Credit Agreement to determine if any the schedules contain information the disclosure of which would cause competitive harm to the Operating Partnership. If the Operating Partnership identifies information included in the schedules to the Revolving Credit Agreement the disclosure of which would cause competitive harm to the Operating Partnership, the Operating Partnership intends to simultaneously file an application for confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended, with respect to such information.

19.	We note that page 67 refers to various employment agreements with your executive officers. However, these agreements have not been included as exhibits. Please note that Item 601(b)(10)(iii) of Regulation S-K requires you to include as exhibits any management contract or compensatory plan in which any director or named executive officer participates, unless immaterial in amount or significance. Please include any relevant employment agreements or compensatory plans as exhibits or provide us with an analysis supporting your determination that such employment agreements are immaterial.

Response: The Operating Partnership has revised the exhibit index to list the employment agreements inadvertently omitted from the initial filing of the Form 10 and file two amendments to employment agreements entered into in June 2010.

*  *  *  *

August 4, 2010

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson
Keith Benson of LATHAM & WATKINS LLP

Enclosures

cc:	Adam F. Turk, United States Securities and Exchange Commission

Joshua A. Mills, Digital Realty Trust, Inc.

Julian T.H. Kleindorfer, Latham & Watkins LLP